Exhibit 99.3


                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23                                   NIRE. 35300010230
                             A Publicly Held Company


                      MEETING OF THE ADMINISTRATIVE COUNCIL
                               OF FEBRUARY 16 2004

                     On February 16 2004, at 2:30 p.m., the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. met at its head office, under the chairmanship of Dr. Olavo Egydio Setubal, the legal quorum being present, as well as members of the Fiscal Council pursuant to Article 163, paragraph 3 of Law 6.404/76 for the purpose of: a) providing their considerations on the Management Report and Accounts for the financial year ending December 31 2003;
b) ratifying the Appraisal of the Itau Holding Internal Controls Committee for the second half of 2003.

                     Initially examining the Statement of Accounts for December 31 2003, the President and CEO, Dr. Roberto Egydio Setubal spoke at length with respect to the details therein, requesting firstly that the Fiscal Councilors express an opinion.

                     The Members of the Fiscal Council have issued the following opinion to be transcribed to the minutes register:

     "Having examined the management report and the account statement for December 31 2003, the effective members of the Fiscal Council of BANCO ITAU HOLDING FINANCEIRA S.A. have concluded as to the accuracy of all the elements examined, which adequately reflect the financial situation, financial position and the activities exercised during the period, recommending that they be approved by the Company's Administrative Council. Sao Paulo-SP, February 16, 2004. (signed) Gustavo Jorge Laboissiere Loyola, Alberto Sozin Furuguem and Iran Siqueira Lima."

                     Following the analysis, the members of the Administrative Council concluded as to the accuracy of the documents examined, unanimously approving them and authorizing their disclosure to the Stock Exchange, the Brazilian Securities and Exchange Commission (CVM) and the press for legally required publication.


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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 2
Meeting of the Administrative Council of February 16 2004


                     The members present then examined and ratified the Appraisal of the Itau Holding Internal Controls Committee on the report issued by the Bank's Internal Auditors with respect to the activities related with the Internal Controls System pursuant to CMN Resolution-2554/98, Article 7 of the Articles of Association and Article 12 of the "Regulations of Itau Holding Internal Controls Committee", authorizing its publication together with the financial statements of December 31 2003.

                     With no further matters on the agenda, the meeting was declared concluded. All members present signed the meetings minutes, the latter having been drafted, read and approved. Sao Paulo-SP, February 16 2004. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho e Roberto Egydio Setubal - Vice-Chairman; Alcides Lopes Tapias, Carlos da Camara Pestana, Fernao Carlos Botelho Bracher, Henri Penchas, Jose Vilarasau Salat, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Council Members.



                                         ALFREDO EGYDIO SETUBAL
                                       Investor Relations Director